Exhibit 99.3

Brookfield Renewable Partners L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016  AND 2015

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015
Operational information:

Capacity (MW)	10,676	7,284	10,676	7,284

Total generation (GWh)
Long-term average generation	9,345	5,459	29,340	19,174
Actual generation	7,522	4,992	25,343	17,215
Average revenue ($ per MWh)	74	68	73	72

Proportionate generation (GWh)
Long-term average generation	5,212	4,102	17,031	14,558
Actual generation	4,418	3,715	15,537	13,108
Average revenue ($ per MWh)	74	69	71	73

Selected financial information:

Revenues	$580	$337	$1,881	$1,236
Adjusted EBITDA(1)	332	242	1,164	919
Funds From Operations(1)	73	80	365	379
Adjusted Funds From Operations(1)	56	65	315	334
Net (loss) income	(19)	27	41	113
Funds From Operations per LP Unit(1)(2)	0.24	0.29	1.28	1.37
Distribution per LP Unit	0.45	0.42	1.34	1.25

(1)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016” and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

(2)       For the three and nine months ended September 30, 2016, weighted average LP Units, Redeemable/Exchangeable units and General Partnership units totaled 299.0 million and 285.2 million, respectively (2015: 275.7 million and 275.7 million).

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Liquidity and Capital

Available liquidity	$1,307	$1,214
Debt to capitalization	39%	39%
Borrowings non-recourse to Brookfield Renewable	78%	76%
Corporate borrowings and facilities(1)
Average debt term to maturity	6.7 years	6.5 years
Average interest rate	4.7%	5.0%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	9.1 years	9.6 years
Average interest rate	6.2%	5.6%

(1)       Following repayment of our Series 6 notes (C$300 million) maturing on November 30, 2016, the average debt term to maturity and average interest rate will be 7.5 years and 4.5%, respectively.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

For the three months ended September 30, 2016, proportionate generation from our hydroelectric and wind portfolios was consistent with the same period of the prior year.  In North America, hydroelectric generation in the United States was lower across the portfolio, except in Louisiana where it was consistent, while in Canada there was an increase. In Brazil, our hydroelectric portfolio experienced a return to long-term average and increased compared to prior year. For the nine months ended September 30, 2016, hydroelectric generation was stronger across the portfolio compared to the same period of the prior year. The entire wind portfolio generated ahead of the same period of the prior year. Our Brazil and European portfolios continued to generate in line with long-term average.

Contributions from the growth in our portfolio amounted to 734 GWh.

Revenues totaling $580 million represent an increase of $243 million over the same period of the prior year. The growth in our portfolio and relatively stronger generation contributed $220 million and $5 million, respectively, to revenues. The depreciation of the U.S. dollar resulted in a $6 million contribution compared to the same period of the prior year.

Growth and Development

With the completion of the second mandatory tender offer (the “Second MTO”) on September 14, 2016, Brookfield Renewable and its institutional partners (the “consortium”) own 99.64% of Isagen S.A. E.S.P. (“Isagen”). As of the date of this Interim Report, Brookfield Renewable retains an approximate 24% interest in Isagen.  See “Acquisition of Isagen” and “Subsequent Events”.

Along with our institutional partners, we completed the acquisition of a 19 MW wind development project in Ireland expected to generate 63 GWh annually. The construction of the project is expected to begin in the fourth quarter. Brookfield Renewable retains an approximate 40% interest.

We achieved full commissioning, on scope, schedule and under budget of a 14 MW wind facility in Ireland expected to generate 37 GWh annually.

We initiated construction on a 28 MW wind facility in Ireland expected to generate 96 GWh annually with commissioning expected in 2017.

We continue to advance the construction, on scope, schedule and budget, of 127 MW of hydroelectric and biomass development projects in Brazil and a 15 MW wind project in Northern Ireland. Collectively, these projects are expected to generate 671 GWh annually with commissioning expected between 2016 and 2018. Since we acquired the Irish wind portfolio in 2014, we have commissioned 151 MW of wind projects and are expected to commission an additional 62 MW by the end of 2018.

Long-term debt

Corporate borrowings

•          Issued C$500 million ($383 million) of Series 10 medium-term corporate notes

Subsidiary borrowings

•          Secured a C$80 million ($61 million) financing associated with a 75 MW hydroelectric portfolio in British Columbia and concurrently repaid C$95 million ($72 million) of outstanding notes

•          Refinanced $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund

•          Secured a COP 300 billion ($101 million) financing associated with Isagen and concurrently repaid COP 199 billion ($67 million) of existing debt

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 is provided as of November 3, 2016. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. Brookfield Renewable changed its name from Brookfield Renewable Energy Partners L.P. to Brookfield Renewable Partners L.P. on May 3, 2016.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £  and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British Pound Sterling and Colombian pesos, respectively.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting limited partnership units ("LP Units") held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (“Redeemable/Exchangeable partnership units”), and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 61% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 39% is held by the public.

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the period, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. See “Segmented Information”. “Other”

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

includes generation from North America Co-gen and Brazil biomass. Reported generation includes 100% of generation from equity-accounted investments.

Segmented Information

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Co-gen and Biomass) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Colombia, Brazil and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. See Note 18 – Segmented information in our unaudited interim consolidated financial statements.

Our investment in Isagen changed how we present some of our segmented disclosure. Following the acquisition of Isagen, the CODM consider information on Isagen and Brazil on a standalone basis. Accordingly, we have added a “Colombia” segment that includes Isagen and a “Brazil” segment that includes our Brazil operations. The Colombia segment also aggregates the financial results of its hydroelectric and Co-gen facilities.

Performance Measurement

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations, and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016” and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

Net Income (Loss)

Net income (loss) is calculated in accordance with IFRS.

Net income is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to compare companies on the basis of ability to generate cash from operations.

Brookfield Renewable uses Adjusted EBITDA to assess the operating performance of its assets before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments,

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating operating performance.

Brookfield Renewable believes that presentation of this measure will enhance an investor’s understanding of its operating performance.

Funds From Operations

Funds From Operations is a non-IFRS measure used by investors to compare net earnings from operations without the effects of certain volatile, primarily non-cash items that generally have no current financial impact or items not directly related to an entity’s operating performance and cash flow retained to fund distributions and growth initiatives.

Brookfield Renewable uses Funds From Operations to assess its performance before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. Brookfield Renewable also uses this metric to assess the ratio of cash generated by operations as compared to the amount of distributions paid to LP Unitholders.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the operating performance of the business.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to compare an entity’s operating performance and costs to the underlying assets over long holding periods.

Brookfield Renewable defines Adjusted Funds From Operations as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Funds From Operations per unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis - see “Cautionary Statement Regarding Use of Non-IFRS Measures”. This Management's Discussion and Analysis, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,733	2,117	2,280	2,114	(547)	3	(384)
Canada	1,071	952	1,216	1,162	(145)	(210)	119
	2,804	3,069	3,496	3,276	(692)	(207)	(265)
Colombia	2,554	-	3,571	-	(1,017)	-	2,554
Brazil	1,060	879	1,114	1,033	(54)	(154)	181
	6,418	3,948	8,181	4,309	(1,763)	(361)	2,470
Wind
North America
United States	228	185	269	269	(41)	(84)	43
Canada	143	155	238	238	(95)	(83)	(12)
	371	340	507	507	(136)	(167)	31
Europe	318	295	296	292	22	3	23
Brazil	200	137	208	148	(8)	(11)	63
	889	772	1,011	947	(122)	(175)	117
Other	215	272	153	203	62	69	(57)
Total	7,522	4,992	9,345	5,459	(1,823)	(467)	2,530

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices.

Generation for the three months ended September 30, 2016 totaled 7,522 GWh, below the long-term average of 9,345 GWh and an increase of 2,530 GWh compared to the prior year.

The hydroelectric portfolio generated 6,418 GWh, below the long-term average of 8,181 GWh and an increase of 2,470 GWh compared to the prior year. The contribution from the growth in the portfolio was

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

2,692 GWh. In our North American portfolio, generation at our existing facilities in the United States decreased by 461 GWh. This was due to a dry summer in the northeast, partially offset by an increase in generation at our Canadian facilities. We maintained high availability across our portfolio allowing us to optimize available water resources and actively manage our reservoirs. In our Brazilian portfolio, continued improvement in hydrology resulted in higher generation of 120 GWh.

The wind portfolio generated 889 GWh, below the long-term average of 1,011 GWh and an increase of 117 GWh compared to the same period of the prior year. Generation from our North American and Brazilian portfolios was higher than the same period of the prior year due to improved wind conditions. Generation from our European portfolio was above the long-term average and higher than the prior year generation.

See “Generation and Financial Review by Segments for Three Months Ended September 30, 2016” for the actual and long-term average generation for the three months ended September 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net (loss) income for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$580	$337
Other income(1)(2)	23	83
Direct operating costs	(275)	(142)
Share of earnings from equity-accounted investments	1	3
Management service costs	(16)	(11)
Interest expense – borrowings	(159)	(107)
Unrealized financial instruments loss	(4)	(1)
Depreciation	(210)	(153)
Other	6	(1)
Income tax (expense) recovery
Current	(8)	(7)
Deferred	43	26
	35	19
Net (loss) income	(19)	27
Share of non-cash loss from equity-accounted investments	3	2
Unrealized financial instruments loss	4	1
Depreciation	210	153
Other	(6)	1
Deferred income tax recovery	(43)	(26)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries(1)	(65)	(71)
Preferred equity	(6)	(7)
Distributions to preferred limited partners	(5)	-
Adjusted sustaining capital expenditures(3)	(17)	(15)
Adjusted Funds From Operations(4)	56	65
Adjusted sustaining capital expenditures(3)	17	15
Funds From Operations(4)	73	80
Management service costs	16	11
Interest expense – borrowings	159	107
Current income taxes	8	7
Cash portion of non-controlling interests	71	37
Distributions to preferred limited partners	5	-
Adjusted EBITDA(4)	$332	$242

Net loss attributable to limited partners' equity	$(18)	$(9)

Basic and diluted loss per LP unit(5)	$(0.12)	$(0.07)

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016”.

(5)       Weighted average LP Units outstanding during the period totaled 166.7 million (2015: 143.3 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Revenues totaling $580 million represent an increase of $243 million.

In our hydroelectric portfolio, the decrease in revenues resulting from the lower generation totaled $7 million. Relatively lower power prices also impacted revenues by $7 million.

In our wind portfolio, stronger generation across the majority of our wind assets contributed $11 million to revenues.

The depreciation of the U.S. dollar, compared to same period of the previous year contributed $6 million in revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, had a net impact on Funds From Operations of $2 million.

The recent growth across our portfolio contributed revenues of $220 million.

Our hydroelectric and Co-gen assets in Ontario benefited from a settlement pertaining to the price escalator for power sold under power purchase agreements which contributed $20 million to revenues.

The average total revenue per MWh after adjusting for the above settlement was $74, an increase of $6 per MWh, reflecting the increase in generation from assets with higher relative pricing and growth in the portfolio.

Direct operating costs totaling $275 million represent an increase of $133 million which was primarily attributable to the growth in our portfolio.

Interest expense totaling $159 million represent an increase of $52 million which was largely attributable to the growth in our portfolio and the recent issuance of medium-term notes.

Management service costs totaling $16 million represent an increase of $5 million which was primarily attributable to the growth in capitalization from the recent issuance of LP Units, and the increase in the market value of our LP Units.

The cash portion of non-controlling interests totals $71 million of which $36 million was attributable to the recent growth in our portfolio. The same period of the prior year included $41 million relating to the gain on sale of the 102 MW wind facility sold in the third quarter of 2015.

Funds From Operations totaling $73 million represent a decrease of $7 million attributable to the above variances.

The net loss totaling $19 million represents a decrease of $46 million, over the same period of the prior year, primarily attributable to the increase in depreciation on our property, plant and equipment coming from the recent growth in our portfolio.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 18 - Segmented information in our unaudited interim consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	2,280	1,216	3,496	3,571	1,114	8,181
Generation (GWh) – actual	1,733	1,071	2,804	2,554	1,060	6,418
Revenues	$142	$63	$205	$206	$60	$471
Adjusted EBITDA(1)	67	45	112	90	45	247
Funds From Operations(1)	$14	$28	$42	$12	$28	$82

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Colombia		Brazil	Total
Generation (GWh) – LTA	2,114	1,162	3,276		N/A	1,033	4,309
Generation (GWh) – actual	2,117	952	3,069		N/A	879	3,948
Revenues	$153	$55	$208	$	N/A	$49	$257
Adjusted EBITDA(1)	89	43	132		N/A	57	189
Funds From Operations(1)	$29	$29	$58	$	N/A	$42	$100

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016”.

North America

Generation from the portfolio was 2,804 GWh, below the long-term average of 3,496 GWh and lower than prior year generation of 3,069 GWh. We took advantage of the low hydrology and advanced our scheduled capital expenditure and major maintenance programs.

Revenues totaling $205 million represent a decrease of $3 million. Funds From Operations totaling  $42 millionrepresent a decrease of $16 million.

United States

Generation from the portfolio was 1,733 GWh, below the long-term average of 2,280 GWh and lower than prior year generation of 2,117 GWh due to below average inflows across the portfolio. The recently acquired portfolio in Pennsylvania contributed 77 GWh.

Revenues totaling $142 million represent a decrease of $11 million. The decrease in generation and a relatively lower power price environment in the northeastern United States impacted revenues by $18 million and $2 million, respectively. The recent growth in our portfolio contributed $9 million to revenues and $1 million in Funds From Operations.

Funds From Operations totaling $14 million represent a decrease of $15 million due primarily to lower generation.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Canada

Generation from the portfolio was 1,071 GWh, below the long-term average of 1,216 GWh and higher than prior year generation of 952 GWh. Relatively stronger inflows during the quarter were used to replenish reservoirs positioning us well for the fourth quarter.

Revenues totaling $63 million represent an increase of $8 million. Stronger generation and proceeds from a settlement pertaining to the interpretation of the price escalator for power sold under power purchase agreements contributed $9 million to revenues.

Funds From Operations totaling $28 million represent a decrease of $1 million. In the same period of the prior year we benefited $7 million from our foreign currency hedging program.

Colombia

Generation from the portfolio was 2,554 GWh, below the long-term average of 3,571 GWh, as a result of below average inflows which were consistent with our expectations. Despite the low hydrology, we have maintained our reservoir levels to benefit from higher anticipated power prices in the fourth quarter.

Revenues and Funds From Operations totaled $206 million and $12 million, respectively.

Brazil

Generation from the portfolio was 1,060 GWh, below the long-term average of 1,114 GWh and higher than prior year generation of 879 GWh. Hydrology continued to improve this quarter and  generation from our facilities increased by 120 GWh compared to the prior year. The assets acquired in the last twelve months generated 61 GWh.

Revenues totaling $60 million represent an increase of $11 million. Increased generation was partially offset by reduced power prices in the short-term market resulting in a net contribution of $2 million to revenues. The recent growth in our portfolio and the depreciation of the U.S. dollar contributed $4 million and $5 million, respectively.

Funds From Operations totaling $28 million represent a decrease of $14 million. In the same period of the previous year we benefited from $17 million in compensation related to our election to not renew expired concession agreements for two Brazilian facilities.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

WIND

The following table reflects the results of our operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	269	238	507	296	208	1,011
Generation (GWh) – actual	228	143	371	318	200	889
Revenues	$26	$16	$42	$30	$11	$83
Adjusted EBITDA(1)	17	12	29	16	10	55
Funds From Operations(1)	$6	$5	$11	$4	$3	$18
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	269	238	507	292	148	947
Generation (GWh) – actual	185	155	340	295	137	772
Revenues	$23	$16	$39	$25	$6	$70
Adjusted EBITDA(1)	26	10	36	15	5	56
Funds From Operations(1)	$15	$3	$18	$3	$1	$22

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016”.

North America

Generation from the portfolio was 371 GWh, below the long-term average of 507 GWh and higher than prior year generation of 340 GWh.

Revenues totaling $42 million represent an increase of $3 million.  Funds From Operations totaling $11 million represent a decrease of $7 million.

United States

Generation from the portfolio of 228 GWh was below the long-term average of 269 GWh and higher than the prior year generation of 185 GWh due to improved wind conditions.

Revenues totaling $26 million represent an increase of $3 million attributable to stronger generation which was partially offset by relatively lower prices.

Funds from Operations totaling $6 million represent a decrease of $9 million. In the same period of the previous year we benefited $12 million from our share of the gain on the sale of the 102 MW wind facility in California.

Canada

Generation from the portfolio was 143 GWh, below the long-term average of 238 GWh and lower than the prior year generation of 155 GWh.

Revenues totaling $16 million were consistent with the prior year. The increase in curtailment revenue was offset by lower generation compared to the same period of the prior year.

Funds From Operations totaling $5 million represent an increase of $2 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Europe

Generation of 318 GWh was above the long-term average of 296 GWh, and prior year generation of 295 GWh. The contribution from the wind facility commissioned in this quarter was 7 GWh.

Revenues totaling $30  million represent an increase of $5 million. The increase in generation and the recent growth in our portfolio contributed $3 million and $1 million, respectively, to revenues.

Funds From Operations totaling $4  million represent an increase of $1 million.

Brazil

Generation of 200  GWh from the portfolio was in line with the long-term average of 208  GWh and higher than prior year generation of 137 GWh due to improved wind conditions.

Revenues totaling $11 million represent an increase of $5 million primarily attributable to stronger generation.

Funds From Operations totaling $3 million represent an increase of $2 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

GENERATION AND FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	7,845	7,582	9,080	8,566	(1,235)	(984)	263
Canada	4,149	3,792	3,956	3,971	193	(179)	357
	11,994	11,374	13,036	12,537	(1,042)	(1,163)	620
Colombia	6,966	-	9,333	-	(2,367)	-	6,966
Brazil	3,168	2,451	3,455	2,976	(287)	(525)	717
	22,128	13,825	25,824	15,513	(3,696)	(1,688)	8,303
Wind
North America
United States	732	746	894	1,048	(162)	(302)	(14)
Canada	649	671	854	854	(205)	(183)	(22)
	1,381	1,417	1,748	1,902	(367)	(485)	(36)
Europe	1,067	1,072	1,073	1,050	(6)	22	(5)
Brazil	462	322	390	294	72	28	140
	2,910	2,811	3,211	3,246	(301)	(435)	99
Other	305	579	305	415	-	164	(274)
Total	25,343	17,215	29,340	19,174	(3,997)	(1,959)	8,128

Generation during the nine months ended September 30, 2016 totaled 25,343 GWh, below the long-term average of 29,340 GWh and an increase of 8,128 GWh compared to the prior year.

The hydroelectric portfolio generated 22,128 GWh, below the long-term average of 25,824 GWh and an increase of 8,303 GWh compared to the prior year. In North America, hydroelectric generation increased from the prior year due to relatively higher inflows.  In Brazil, our hydroelectric portfolio experienced a return to long-term average and generation increased from the same period of the prior year. The contribution from the recent growth in our portfolio and incremental generation from a full period’s contribution from assets acquired last year was 7,679 GWh.

The wind portfolio generated 2,910 GWh, below the long term average of 3,211 GWh and higher than prior year generation of 2,811 GWh. The North American wind portfolio generated in line with last year but was still below long-term average. The European wind portfolio continued to generate in line with long-term average and consistent with the prior year. In Brazil, generation in our wind portfolio was above the long-term average and the prior year generation. The incremental generation from a full period’s contribution from assets acquired last year was 113 GWh.

See “Generation and Financial Review by Segments for Nine Months Ended September 30, 2016” for the actual and long-term average generation for the nine months ended September 30 on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenues	$1,881	$1,236
Other income(1)(2)	55	116
Direct operating costs	(780)	(410)
Share of earnings from equity-accounted investments	1	10
Management service costs	(46)	(38)
Interest expense – borrowings	(447)	(326)
Unrealized financial instruments loss	(6)	(9)
Depreciation	(593)	(472)
Other	(6)	(15)
Income tax (expense) recovery
Current	(20)	(17)
Deferred	2	38
	(18)	21
Net income	41	113
Share of non-cash loss from equity-accounted investments	7	8
Unrealized financial instruments loss	6	9
Depreciation	593	472
Other	6	15
Deferred income tax expense	(2)	(38)
Cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries(1)	(256)	(177)
Preferred equity	(19)	(23)
Distributions to preferred limited partners	(11)	-
Adjusted sustaining capital expenditures(3)	(50)	(45)
Adjusted Funds From Operations(4)	315	334
Adjusted sustaining capital expenditures(3)	50	45
Funds From Operations (4)	365	379
Management service costs	46	38
Interest expense – borrowings	447	326
Current income taxes	20	17
Cash portion of non-controlling interests	275	159
Distributions to preferred limited partners	11	-
Adjusted EBITDA (4)	$1,164	$919

Net (loss) income attributable to limited partners' equity	$(10)	$15

Basic and diluted (loss) earnings per LP unit(5)	$(0.07)	$0.10

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

(5)       Weighted average LP Units outstanding during the period  totaled 152.9 million (2015: 143.4 million).

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Revenues totaling $1,881 million represent an increase of $645 million.

In our hydroelectric portfolio, the increase in generation contributed $91 million to revenues. Increased capacity pricing, ancillary revenues, and annual escalations in our power purchase agreements were offset by relatively lower power pricing in the northeastern United States and Brazil resulting in a net impact of $69 million.

In our wind portfolio, increased contributions from annual escalations in our power purchase agreements, curtailment revenues and stronger generation amounted to $22 million.

The appreciation of the U.S. dollar, compared to same period of the prior year, resulted in a $40 million impact on revenues. This also affected operating and borrowing costs and after taking into account the effect of our ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $31 million.

The recent growth across our portfolio contributed revenues of $646 million.

The average total revenue per MWh was $73, an increase of $1 per MWh over the same period of the prior year. The contributions from our recently acquired assets with relatively higher revenue per MWh were partially offset by the increase in generation from assets with lower relative pricing and the appreciation of the U.S. dollar which impacted our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $780 million represent an increase of $370 million. The growth in our portfolio contributed $356 million.

Interest expense totaling $447 million represents an increase of $121 million. The contribution from the growth in our portfolio was $122 million.

Management service costs totaling $46 million represent an increase of $8 million, which was attributable to the growth of our capital base.

The cash portion of non-controlling interests totaling $275 million includes a $131 million contribution from the recent growth in our portfolio. The same period of the prior year included $45 million relating to the 102 MW wind facility sold in the third quarter of 2015.

Funds From Operations totaling $365 million represent a decrease of $14 million attributable to the above variances.

Net income totaling $41 million represents a decrease of $72 million over the same period of the prior year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
United States		Canada	Total	Colombia	Brazil	Total
Generation (GWh) – LTA	9,080	3,956	13,036	9,333	3,455	25,824
Generation (GWh) – actual	7,845	4,149	11,994	6,966	3,168	22,128
Revenues	$559	$248	$807	$601	$158	$1,566
Adjusted EBITDA(1)	352	216	568	272	116	956
Funds From Operations(1)	$156	$167	$323	$33	$71	$427

(MILLIONS, EXCEPT AS NOTED)	2015
	North America
United States		Canada	Total	Colombia		Brazil	Total
Generation (GWh) – LTA	8,566	3,971	12,537		N/A	2,976	15,513
Generation (GWh) – actual	7,582	3,792	11,374		N/A	2,451	13,825
Revenues	$546	$245	$791	$	N/A	$155	$946
Adjusted EBITDA(1)	365	214	579		N/A	134	713
Funds From Operations(1)	$165	$165	$330	$	N/A	$97	$427

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

North America

Generation from the portfolio was 11,994 GWh, below the long-term average of 13,036 GWh and higher than prior year generation of 11,374 GWh. The impact of strong generation in the first quarter was partially offset by below average inflows in the second and the third quarter of this year.

Revenues totaling $807 million represent an increase of $16 million. Funds From Operations totaling  $323  million represent a decrease of $7 million.

United States

Generation from the portfolio was 7,845 GWh, below the long-term average of 9,080 GWh and higher than prior year generation of 7,582 GWh due primarily to the contribution from the recently acquired portfolio in Pennsylvania of 310 GWh.

Revenues totaling $559 million represent an increase of $13 million. Relatively lower power prices in the northeastern United States were partially offset by higher capacity pricing and increased ancillary services resulting in a net impact of $41 million. The increase in generation and the recent growth in our portfolio contributed $34 million and $19 million, respectively, to revenues.

The decrease in performance from equity-accounted investment amounted to $12 million.

Funds From Operations totaling $156 million represent a decrease of $9 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Canada

Generation from the portfolio was 4,149 GWh, above the long-term average of 3,956 GWh and also higher than prior year generation of 3,792 GWh primarily due to above average inflows in our Quebec portfolio.

Revenues totaling $248 million represent an increase of $3 million. Stronger generation contributed $18 million to revenues.  An increase in ancillary services and price escalators inherent in the power purchase agreements combined with a settlement pertaining to the interpretation of the price escalator for power sold under power purchase agreements contributed $6 million to revenues. The appreciation of the U.S. dollar impacted revenues by $21 million, however, operating and borrowing costs were also affected resulting in a net decrease in Funds From Operations of $17 million.

Funds From Operations totaling $167 million represent an increase of $2 million.

Colombia

Generation from the portfolio was 6,966 GWh, below the long-term average of 9,333 GWh due to below average inflows. We maintained high availability across the portfolio and continue to actively manage our reservoirs.

Revenues and Funds From Operations totaled $601 million and $33 million, respectively.

Brazil

Generation from the portfolio was 3,168 GWh, below the long-term average of 3,455 GWh and higher than prior year generation of 2,451 GWh. Hydrology continued to improve in 2016 resulting in an increase of 314 GWh. The recent growth in our portfolio and incremental generation from a full period’s contribution from assets acquired last year was 403 GWh.

Revenues totaling $158 million represent an increase of $3 million. Revenues from stronger generation were partially offset by relatively lower power prices in the short-term market which resulted in a net contribution of $8 million. The growth in our portfolio contributed $20 million to revenues. In the same period of the prior year we benefited from a $10 million receipt related to the settlement of matters resulting from the delayed completion of a hydroelectric facility. The appreciation of the U.S. dollar impacted revenues by $15 million, however, operating and borrowing costs were also affected, resulting in a net impact to Funds From Operations of $6 million.

For the same period of the prior year, included in other income was $17 million relating to the compensation received in exchange for electing not to renew expired concession agreements for two hydroelectric facilities.

Funds From Operations totaling $71 million represent a decrease of $26 million.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2016
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	894	854	1,748	1,073	390	3,211
Generation (GWh) – actual	732	649	1,381	1,067	462	2,910
Revenues	$86	$68	$154	$101	$24	$279
Adjusted EBITDA(1)	60	55	115	61	21	197
Funds From Operations(1)	$20	$35	$55	$15	$4	$74
(MILLIONS, EXCEPT AS NOTED)	2015
	North America
	United States	Canada	Total	Europe	Brazil	Total
Generation (GWh) – LTA	1,048	854	1,902	1,050	294	3,246
Generation (GWh) – actual	746	671	1,417	1,072	322	2,811
Revenues	$82	$72	$154	$93	$16	$263
Adjusted EBITDA(1)	65	57	122	70	15	207
Funds From Operations(1)	$20	$34	$54	$23	$4	$81

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

North America

Generation from the portfolio was 1,381 GWh, below the long-term average of 1,748 GWh and in line with prior year generation of 1,417 GWh.

Revenues totaling $154 million are consistent with the same period of the previous year. Funds From Operations totaling $55 million represent an increase of $1 million.

United States

Generation from the portfolio of 732 GWh was below the long-term average of 894 GWh but ahead of the prior year generation of 621 GWh primarily due to stronger wind conditions in California. The 102 MW wind facility in California, which was sold in the third quarter of 2015, had contributed 125 GWh in the same period of the prior year.

Revenues totaling $86 million represent an increase of $4 million. Revenues from stronger generation contributed $13 million. Proceeds from a wake impact agreement with neighboring wind facilities contributed $6 million to revenues. The 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015 had contributed $13 million.

Funds From Operations totaling $20 million are consistent with the same period of the previous year.

Canada

Generation from the portfolio of 649 GWh was below the long-term average of 854 GWh and slightly lower than the prior year generation of 671 GWh.

Revenues totaling $68 million represent a decrease of $4 million. Revenues from an increase in ancillary services and price escalators inherent in the power purchase agreements were offset by lower

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

generation. The appreciation of the U.S. dollar impacted revenues by $4 million, however, operating and borrowing costs were also affected resulting in a net decrease in Funds From Operations of $2 million.

Funds From Operations totaling $35 million represent an increase of $1 million.

Europe

Generation from the portfolio of 1,067 GWh was in line with the long-term average of 1,073 GWh and prior year generation of 1,072 GWh. The increase attributable to strong wind conditions in the first and third quarter of this year were offset by milder weather conditions experienced in the second quarter of this year. The contribution from the wind facility commissioned during the third quarter was 7 GWh.

Revenues totaling $101 million represent an increase of $8 million attributable to the wind facility commissioned during the third quarter and stronger generation in the first and third quarters.

Funds From Operations totaling $15 million represent a decrease of $8 million. The decrease is primarily attributable to foreign currency hedging, which contributed $8 million in the same period of the prior year.

Brazil

Generation from the portfolio of 462  GWh was above the long-term average of 390  GWh and the prior year generation of 322 GWh. The incremental generation from a full period’s contribution from assets acquired last year was 113  GWh.

Revenues totaling $24 million represent an increase of $8 million primarily due to stronger generation and the growth in our portfolio.

Funds From Operations totaling $4 million were consistent with the same period of the prior year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimates of operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our December 31, 2015 audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value, totaled $25.4 billion as at September 30, 2016 as compared to $18.4 billion as at December 31, 2015. During the nine months ended September 30, 2016, the investment in Isagen, the acquisition of a 51 MW hydroelectric portfolio in Brazil, the acquisition of a 296 MW hydroelectric portfolio in Pennsylvania and the acquisition of a 19 MW wind development project in Ireland totaled $5,722 million reflecting the preliminary purchase price allocations at fair values. During the nine months ended September 30, 2016, sufficient information regarding two wind development projects in Ireland became available to allow us to determine fair value using the discounted cash flow method. Accordingly, work in progress associated with these projects was revalued resulting in an increase in fair value of $54 million. The development and construction of power generating assets totaled $249 million. Property, plant and equipment were positively impacted by foreign currency changes related to the weakening of the U.S. dollar in the amount of $1,631 million. We also recognized depreciation expense of $593 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of the assets without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of the Brazilian assets at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our December 31, 2015 audited consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. As at September 30, 2016, long-term indebtedness increased from December 31, 2015 as a result of portfolio growth and the relative strengthening of our local currency denominated debt against the U.S. dollar. The debt to total capitalization ratio remained unchanged from December 31, 2015.

The following table summarizes the total capitalization and debt to total capitalization using book values as at September 30, 2016:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2016	2015
Credit facilities(1)	$446	$368
Corporate borrowings(2)	1,822	1,368
Subsidiary borrowings(3)	8,137	5,602
Long-term indebtedness	10,405	7,338
Deferred income tax liabilities, net of deferred income tax assets	3,761	2,538
Equity	12,336	8,763
Total capitalization	$26,502	$18,639
Debt to total capitalization	39%	39%

(1)            Unsecured corporate credit facilities guaranteed by Brookfield Renewable.

(2)            Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)            Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

During the nine months ended September 30, 2016 we completed the following financings:

Credit facilities

In June 2016, we increased the available amount of our corporate credit facilities from $1,560 to $1,690 million and extended the maturity to June 30, 2021.

Corporate borrowings

In August 2016, we issued C$500 million ($383 million) of medium-term corporate notes, maturing in January 2027 at a fixed rate of 3.63%.

Subsidiary borrowings

In January 2016, we and our institutional partners secured non-recourse financing in the amount of $750 million with respect to the acquisition of Isagen shares.  The $750 million of non-recourse borrowings is comprised of both U.S. dollar and COP term loans and a U.S. dollar revolving credit facility. The U.S. dollar loans bear an interest rate of London Interbank Offered Rate (“LIBOR”) plus a margin of 2.50% and the COP loans bear an interest rate of IBR plus 3.90%.  All term loans mature in January 2021 while the revolving credit facility expires in July 2019 (with extension rights).  In addition, Isagen had corporate borrowings with principal balances totaling COP 3,850 billion ($1,143 million). These loans bear floating rate interest rates with a weighted-average interest rate of 11.44% and a weighted-average remaining term of approximately 9 years, as at the initial acquisition date.  See “Acquisition of Isagen”.

In March 2016, we increased indebtedness associated with a 488 MW hydroelectric portfolio in Ontario through the issuance of C$150 million ($112 million) of bonds. The bonds bear interest at 3.41% and mature in November 2020.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

In March 2016, we increased indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$50 million ($38 million) of bonds. The bonds bear interest at 3.24% and mature in June 2023.

In March 2016, we refinanced the loan associated with our 123 MW wind portfolio in Portugal by securing €88 million ($98 million) of long-term debt, a €5 million ($6 million) working capital facility and a €7 million ($8 million) debt reserve facility and simultaneously repaid existing indebtedness of €70 million ($78 million). The long-term debt currently bears interest at the Euro Interbank Offered Rate plus a margin of 2.75%.

In April 2016, concurrent with the closing of the 296 MW hydroelectric portfolio in Pennsylvania, we secured a $315 million financing. The debt currently bears interest at the U.S. LIBOR plus a margin of 1.50%.

In April 2016, Isagen successfully amended a COP 367 billion ($122 million) loan to extend its maturity to December 2025.

In May 2016, we refinanced a $190 million loan and $9 million letter of credit facility associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina. The loan and letter of credit facility currently bear interest at the U.S. LIBOR plus a margin of 2.75%.

In June 2016, we repaid $63 million against a $174 million note purchase agreement related to a 120 MW wind facility in California. Concurrently, we secured a 7-year, $43 million financing on the same asset, resulting in aggregate debt of $154 million. The new debt currently bears interest at U.S. LIBOR plus a margin of 2.75%.

In August 2016, we refinanced a $75 million loan associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure fund. The loan currently bears interest at LIBOR plus 2.75% and matures in August 2019.

In August 2016, we refinanced indebtedness associated with a 75 MW hydroelectric portfolio in British Columbia through the issuance of C$80 million ($61 million) of bonds. The bonds bear interest at 4.45% and mature in August 2026.

In September 2016, Isagen issued COP 300 billion ($101 million) bonds and used part of the proceeds to repay COP 199 billion ($67 million) existing bonds maturing in the same month. The new bonds comprise of COP 202 billion ($68 million) at 8.19% fixed interest rate and September 2023 maturity, and COP 98 billion ($33 million) at the Colombian Consumer Price Index plus 3.78% interest rate and September 2028 maturity.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, and proceeds from the issuance of securities through public markets and private capital.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table summarizes the available liquidity:

	Sep 30	Dec 31
(MILLIONS)	2016	2015
Consolidated cash and cash equivalents	$232	$63
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(129)	(23)
Brookfield Renewable's share of cash and cash equivalents	103	40
Credit facilities
Authorized credit facilities	1,890	1,760
Draws on credit facilities(1)	(446)	(368)
Issued letters of credit	(240)	(218)
Available portion of credit facilities	1,204	1,174
Available liquidity	$1,307	$1,214

(1)         Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2015: 1.20%).

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments as at September 30, 2016:

(MILLIONS)	Balance of 2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$61	$778	$759	$130	$527	$1,200	$3,455
Canada	17	49	51	50	300	1,187	1,654
	78	827	810	180	827	2,387	5,109
Colombia	7	82	96	296	99	1,453	2,033
Europe	36	46	50	52	59	418	661
Brazil	10	34	46	48	44	220	402
	131	989	1,002	576	1,029	4,478	8,205
Corporate borrowings and
credit facilities(1)	229	-	152	-	343	1,550	2,274
Equity-accounted investments	-	1	6	5	6	416	434
	$360	$990	$1,160	$581	$1,378	$6,444	$10,913

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $2 million and $76 million of unamortized premiums and deferred financing fees, respectively.

Subsidiary and corporate borrowings maturing in 2016 and 2017 are expected to be refinanced or repaid at or in advance of maturity. This includes a series of our medium-term corporate notes and subsidiary borrowings on our hydroelectric portfolio in New England and New York.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2016	2015	2016	2015
Corporate borrowings	6.7	6.5	4.7	5.0
Subsidiary borrowings(1)	8.2	9.3	6.3	5.5
Credit facilities	4.8	4.5	1.8	1.4

(1)     The average interest rate increased and the average term of subsidiary borrowings decreased from December 31, 2015 primarily due to the addition of non-recourse financing related to our Initial Investment in Isagen.

During the nine months ended September 30, 2016, we issued C$500 million ($383 million) of medium-term corporate notes maturing in January 2027, reducing our overall costs on corporate borrowings from 5.0% to 4.7% and also increasing the average term. Following repayment of our Series 6 notes (C$300 million) maturing on November 30, 2016, the weighted-average interest rate on the corporate borrowings will decrease to 4.5% while increasing the weighted-average term to 7.5 years.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

CONTRACT PROFILE

We have a largely predictable revenue profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 16 years (on a proportionate basis). We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	2,321	10,406	7,887	7,000	7,000
Canada	1,219	5,173	5,173	5,162	3,582
	3,540	15,579	13,060	12,162	10,582
Colombia	2,954	10,544	7,405	5,113	2,106
Brazil	1,018	3,904	3,606	3,439	3,172
	7,512	30,027	24,071	20,714	15,860
Wind
North America
United States	189	977	977	977	977
Canada	343	1,197	1,197	1,197	1,197
	532	2,174	2,174	2,174	2,174
Europe	423	1,440	1,440	1,440	1,303
Brazil	131	560	560	560	560
	1,086	4,174	4,174	4,174	4,037
Other	265	682	734	734	734
	8,863	34,883	28,979	25,622	20,631
Uncontracted	1,758	6,722	12,626	15,983	21,266
Total long-term average	10,621	41,605	41,605	41,605	41,897
Long-term average on a proportionate basis(3)	6,128	24,425	24,425	24,425	24,612

Contracted generation - as at September 30, 2016
% of total generation	83%	84%	70%	62%	49%
% of total generation on a proportionate basis	90%	90%	81%	76%	64%

Price per MWh - total generation	$63	$62	$65	$68	$73
Price per MWh - total generation on a
proportionate basis	66	66	68	69	72

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 647 GWh for 2016, 3,406 GWh for 2017 and 887 GWh for 2018 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The contract profile reflects power purchase agreements and financial contracts associated with the following acquisitions and assets under construction during the nine months ended September 30, 2016:

•         3,032 MW hydroelectric and Co-gen portfolio in Colombia

•         51 MW hydroelectric portfolio in Brazil

•         296 MW hydroelectric portfolio in Pennsylvania

•         55 MW biomass asset under construction in Brazil

We remain focused on re-contracting our generation on acceptable terms, once existing contracts expire, and will do so opportunistically at prices aligned with or above our long-term view.

The majority of Brookfield Renewable’s long-term power purchase agreements are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under power purchase agreements is comprised of Brookfield (41%), public power authorities (17%), industrial users (28%) and distribution companies (14%), all on a proportionate basis.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the unaudited interim consolidated balance sheets:

	Sep 30	Dec 31
(MILLIONS)	2016	2015
Current assets	$969	$600
Equity-accounted investments	202	197
Property, plant and equipment, at fair value	25,401	18,358
Goodwill	933	-
Total assets	28,063	19,507
Long-term debt and credit facilities	10,405	7,338
Deferred income tax liabilities	3,959	2,695
Total liabilities	15,727	10,744
Total equity	12,336	8,763
Total liabilities and equity	28,063	19,507

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and two wind projects totaling 43 MW in Europe are expected to be $187 million. The biomass facility is nearing completion and is expected to be fully operational in the fourth quarter. Two hydroelectric projects with a combined capacity of 53 MW and the two wind projects are expected to be fully operational in 2017. The 19 MW hydroelectric project is expected to be fully operational in 2018.

Commitments and contingencies

Brookfield Renewable, on behalf of its subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at September 30, 2016, the letters of credit issued were $109 million (December 31, 2015: $71 million).

Brookfield Renewable’s subsidiaries and equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2016, letters of credit issued by Brookfield Renewable’s subsidiaries and equity-accounted entities were $410 million and $16 million, respectively (December 31, 2015: $118 million and $16 million, respectively).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in the December 31, 2015 audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II and Brookfield Infrastructure Fund III, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the unaudited interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2016	2015	2016	2015
Revenues
Power purchase and revenue agreements	$95	$95	$414	$350
Wind levelization agreement	1	2	6	6
	$96	$97	$420	$356
Direct operating costs
Energy purchases	$(2)	$(1)	$(3)	$(5)
Energy marketing fee	(6)	(6)	(17)	(17)
Insurance services	(10)	(7)	(29)	(20)
	$(18)	$(14)	$(49)	$(42)
Management service costs	$(16)	$(11)	$(46)	$(38)

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the unaudited interim consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2016	2015	2016	2015
Cash flow provided by (used in):
Operating activities	$170	$160	$534	$556
Financing activities	(83)	(179)	2,661	134
Investing activities	(67)	24	(3,052)	(716)
Foreign exchange gain (loss) on cash	2	(12)	26	(18)
Increase (decrease) in cash and cash equivalents	$22	$(7)	$169	$(44)

Cash and cash equivalents as at September 30, 2016 totaled $232 million, representing an increase of $169 million since December 31, 2015.

Operating Activities

Cash flows provided by operating activities totaling $170 million for the third quarter of 2016 represent a year-over-year increase of $10 million.

Cash flows provided by operating activities totaling $534 million for the nine months ended September 30, 2016 represent a year-over-year decrease of $22 million.

Financing Activities

Cash flows used in financing activities totaled $83 million for the third quarter of 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $777 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $363 million. The capital provided by participating non-controlling interests – in operating subsidiaries relating to the acquisition of a wind development asset in Ireland and follow on investment interest in Isagen  amounted to $289 million. The amount of $608 million was paid for the shares owned by public shareholders of Isagen, in regards to the Second MTO and included $3 million in related acquisition costs.

For the third quarter of 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $136 million (2015: $115 million). The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries were $42 million (2015: $100 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $2,661 million for the nine months ended September 30, 2016. Long-term debt – borrowings related to subsidiary borrowings and credit facilities were $2,407 million, and related to the growth in our portfolio. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $857 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the Isagen Acquisition, acquisition of a wind development asset in Ireland and the acquisition of a hydroelectric portfolio in Pennsylvania, and amounted to $2,333 million. The amount of $1,540 million was paid for the shares owned by public shareholders of Isagen, in regards to the MTOs, which included $6 million in related acquisition costs. The issuance of LP units and Preferred LP units resulted in net proceeds of $657 million and $147 million, respectively. See “Limited Partners’ Equity” and “Preferred Limited Partners’ Equity”.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

For the nine months ended September 30, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $386 million (2015: $346 million). We increased our distributions to $1.78 per LP Unit, an increase of 12 cents per LP Unit which took effect in the first quarter. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries were $100 million (2015: $214 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the third quarter of 2016 totaled $67 million. Our acquisition of a wind development asset in Ireland amounted to $8 million. Our continued investment in the development and construction of power generating assets was $69 million and sustainable capital expenditures totaled $34 million.

Cash flows used in investing activities for the nine months ended September 30, 2016 totaled $3,052 million. Our investments were with respect to the acquisition of Isagen, a hydroelectric portfolio in Brazil, a hydroelectric portfolio in Pennsylvania and a wind development asset in Ireland. When combined, these investments totaled $2,769 million, net of cash acquired. Our continued investment in the development and construction of power generating assets was $175 million and sustainable capital expenditures totaled $72 million.

NON-CONTROLLING INTERESTS

Preferred equity

In June 2016, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc.’s (“BRP Equity”) intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. The bid will expire on June 26, 2017, or earlier should we complete the repurchases prior to such date. Shareholders may obtain a copy of the notice, free of charge, by contacting Brookfield Renewable.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Class A, Series 5 Preference Shares were tendered and exchanged for an equal number of Class A, Series 5 Preferred LP Units.

Non-controlling interests in Isagen

Non-controlling interests in the amount of $14 million reflects the less than 1% ownership interest in Isagen not held by the consortium as at September 30, 2016. See “Acquisition of Isagen”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly,

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

incentive distributions of $4 million and $14 million, respectively were accrued during the three and nine months ended September 30, 2016 (2015: $2 million and $6 million).

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

PREFERRED LIMITED PARTNERS’ EQUITY

In May 2016, Brookfield Renewable issued 8,000,000, Series 9 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$200 million ($152 million). Transaction costs of $5 million were incurred. The holders of the Series 9 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.4375 per unit, a yield of 5.75%, for the initial period ending on July 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the sum of the 5-year Government of Canada bond yield plus 5.01%, and (ii) 5.75%. The Series 9 Preferred LP Units are redeemable at Brookfield Renewable’s option only on or after July 31, 2021.

The holders of Series 9 Preferred LP Units will have the right, at their option, to convert their Series 9 Preferred LP Units into Class A, Series 10 Preferred LP Units, subject to certain conditions, on July 31, 2021 and every five years thereafter. The holders of Series 10 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month T-Bill yield plus 5.01%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2016, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

In December 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable to renew its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid we are permitted to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

In June 2016, Brookfield Renewable completed a bought deal LP Unit offering (the “Offering”) which included 12,253,250 LP Units (including 1,598,250 LP Unit issued under the over-allotment option) at a price of C$37.55 per LP Unit (the “Offering Price”) for gross proceeds of C$460 million ($359 million). Concurrent with the closing of this Offering, Brookfield Asset Management purchased 11,098,958 LP Units, at a price representing the Offering Price per LP Unit net of the underwriters’ fee payable by Brookfield Renewable, for gross proceeds of C$400 million ($313 million). Brookfield Asset Management owns, directly and indirectly, 180,784,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 61% of Brookfield Renewable on a fully-exchanged basis. Brookfield Renewable incurred $15 million transaction costs associated with the Offering.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Sep 30, 2016	Dec 31, 2015
Class A Preference Shares
Series 1	5,449,675	5,449,675
Series 2	4,510,389	4,510,389
Series 3	9,961,399	9,961,399
Series 5	4,114,504	7,000,000
Series 6	7,000,000	7,000,000
	31,035,967	33,921,463
Class A Preferred LP Units
Series 5	2,885,496	-
Series 7	7,000,000	7,000,000
Series 9	8,000,000	-
	17,885,496	7,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,188,170	143,356,854
Issuance of LP Units	23,352,208	-
Distribution reinvestment plan	212,075	171,605
Repurchase of LP Units for cancellation	-	(340,289)
Balance, end of period/year	166,752,453	143,188,170

Total LP Units on a fully-exchanged basis(1)	296,411,076	272,846,793

LP Units held by
Brookfield	51,125,944	40,026,986
External LP Unitholders	115,626,509	103,161,184
	166,752,453	143,188,170

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2016	2015	2016	2015	2016	2015	2016	2015
Class A Preference Shares
Series 1	$1	$2	$1	$1	$3	$5	$3	$6
Series 2	-	1	-	1	2	2	2	1
Series 3	2	2	2	3	6	6	6	7
Series 5	1	1	1	1	3	5	3	5
Series 6	2	1	2	1	5	5	5	5
	$6	$7	$6	$7	$19	$23	$19	$24

Preferred limited partnership units
Series 5	$1	$-	$1	$-	$3	$-	$2	$-
Series 7	2	-	2	-	5	-	5	-
Series 9	2	-	1	-	3	-	1	-
	$5	$-	$4	$-	$11	$-	$8	$-
Participating non-controlling
interests - in operating
subsidiaries	$32	$93	$32	$93	$73	$190	$73	$190

General partnership interest in a
holding subsidiary
held by Brookfield	$2	$1	$2	$1	$4	$3	$4	$3
Incentive distribution	4	2	4	2	14	6	13	6
	$6	$3	$6	$3	$18	$9	$17	$9

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$58	$54	$58	$54	$175	$163	$173	$162

Limited partners' equity
Brookfield Asset Management	$23	$16	$22	$16	$60	$50	$58	$50
External LP Unitholders	51	43	50	42	146	130	138	125
	$74	$59	$72	$58	$206	$180	$196	$175

In February 2016, LP Unitholder distributions were increased to $1.78 per unit on an annualized basis, an increase of 12 cents per LP Unit, which took effect with the distribution payable in March 2016.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our December 31, 2015 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2015 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Future changes in accounting policies

(i)       Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

 (ii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

ACQUISITION OF ISAGEN

On January 22, 2016, the consortium acquired a 57.61% interest in Isagen from the Colombian government (the “Initial Investment”). Following the close of the Initial Investment, the consortium conducted two MTOs for the remaining 42.39% shares owned by public shareholders and acquired an additional 42.03% interest. After giving effect to the Initial Investment and the two MTOs, the consortium owns approximately 99.64% of Isagen. Brookfield Renewable is the general partner of and effectively controls the entity that holds the consortium’s 99.64% interest in Isagen.

As of the date of this Interim Report, Brookfield Renewable retains an approximate 24% interest in Isagen. See Subsequent Events.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the three months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	1,222	1,468	1,527	1,472	(305)	(4)	(246)
Canada	1,036	918	1,181	1,127	(145)	(209)	118
	2,258	2,386	2,708	2,599	(450)	(213)	(128)
Colombia	644	-	900	-	(256)	-	644
Brazil	905	730	935	838	(30)	(108)	175
	3,807	3,116	4,543	3,437	(736)	(321)	691
Wind
North America
United States	118	96	140	140	(22)	(44)	22
Canada	143	155	238	238	(95)	(83)	(12)
	261	251	378	378	(117)	(127)	10
Europe	126	117	117	115	9	2	9
Brazil	83	57	87	62	(4)	(5)	26
	470	425	582	555	(112)	(130)	45
Other	141	174	87	110	54	64	(33)
Total	4,418	3,715	5,212	4,102	(794)	(387)	703

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net (loss) income and cash flows from operating activities for the three months ended September 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Colombia	Brazil	U.S.	Canada	Europe	Brazil				interests
Revenues	100	63	63	52	14	16	12	6	22	-	348	232	580	337
Other income(1)(2)	1	-	1	4	-	-	-	-	3	7	16	7	23	42
Share of cash earnings from
equity-accounted investments	1	2	-	1	-	-	-	-	-	-	4	-	4	5
Direct operating costs	(59)	(20)	(38)	(19)	(5)	(4)	(5)	(1)	(3)	(4)	(158)	(117)	(275)	(142)
Adjusted EBITDA(3)	43	45	26	38	9	12	7	5	22	3	210	122	332	242
Interest expense - borrowings	(28)	(17)	(13)	(7)	(3)	(7)	(3)	(2)	(1)	(24)	(105)	(54)	(159)	(107)
Management service costs	-	-	-	-	-	-	-	-	-	(16)	(16)	-	(16)	(11)
Current income taxes	(1)	-	(1)	(3)	-	-	-	-	-	-	(5)	(3)	(8)	(7)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(5)	(5)	-	(5)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(65)	(65)	(30)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	(6)	(7)
Funds From Operations(3)	14	28	12	28	6	5	4	3	21	(48)	73	-	73	80
Less: adjusted sustaining capital expenditures(4)													(17)	(15)
Adjusted Funds From Operations(3)													56	65
Add: adjusted sustaining capital expenditures(4)													17	15
Add: cash portion of non-controlling interests(1)													71	78
Add: distributions to preferred limited partners													5	-
Depreciation and amortization													(210)	(153)
Unrealized financial instrument loss													(4)	(1)
Share of non-cash loss from equity-
accounted investments													(3)	(2)
Deferred income tax recovery													43	26
Other													6	(1)
Net (loss) income													(19)	27
Adjustments for non-cash items													163	70
Dividends received from equity accounted
investments													3	6
Changes in due to or from related parties													9	18
Net change in working capital balances													14	39
Cash flows from operating activities													170	160

(1)       In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)       In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

(3)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)       Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

GENERATION AND FINANCIAL REVIEW BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

The following table reflects the actual and long-term average generation for the nine months ended September 30 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation		LTA Generation		Actual vs. LTA		Prior Year
GENERATION (GWh)	2016	2015	2016	2015	2016	2015
Hydroelectric
North America
United States	5,485	5,336	6,164	5,999	(679)	(663)	149
Canada	4,047	3,695	3,859	3,874	188	(179)	352
	9,532	9,031	10,023	9,873	(491)	(842)	501
Colombia	1,495	-	2,005	-	(510)	-	1,495
Brazil	2,676	2,115	2,889	2,583	(213)	(468)	561
	13,703	11,146	14,917	12,456	(1,214)	(1,310)	2,557
Wind
North America
United States	368	332	472	471	(104)	(139)	36
Canada	649	671	854	854	(205)	(183)	(22)
	1,017	1,003	1,326	1,325	(309)	(322)	14
Europe	422	425	424	416	(2)	9	(3)
Brazil	192	134	163	123	29	11	58
	1,631	1,562	1,913	1,864	(282)	(302)	69
Other	203	400	201	238	2	162	(197)
Total	15,537	13,108	17,031	14,558	(1,494)	(1,450)	2,429

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations on a proportionate basis, and provides a reconciliation to net income and cash flows from operating activities for the nine months ended September 30:

	Brookfield Renewable's Share
	Hydroelectric				Wind				Other	Corporate	Total	Non-	2016	2015
	North America				North America							controlling
($ MILLIONS)	U.S.	Canada	Colombia	Brazil	U.S.	Canada	Europe	Brazil				interests
Revenues	407	246	136	138	45	68	41	12	27	-	1,120	761	1,881	1,236
Other income(1)(2)	2	22	3	10	-	-	-	-	(1)	7	43	12	55	75
Share of cash earnings from
equity-accounted investments	3	3	-	2	-	-	-	-	-	-	8	-	8	18
Direct operating costs	(167)	(57)	(79)	(53)	(14)	(13)	(17)	(3)	(8)	(16)	(427)	(353)	(780)	(410)
Adjusted EBITDA(3)	245	214	60	97	31	55	24	9	18	(9)	744	420	1,164	919
Interest expense - borrowings	(85)	(47)	(26)	(19)	(11)	(20)	(9)	(5)	(1)	(68)	(291)	(156)	(447)	(326)
Management service costs	-	-	-	-	-	-	-	-	-	(46)	(46)	-	(46)	(38)
Current income taxes	(4)	-	(1)	(7)	-	-	-	-	-	-	(12)	(8)	(20)	(17)
Distributions to preferred limited partners	-	-	-	-	-	-	-	-	-	(11)	(11)	-	(11)	-
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(256)	(256)	(136)
Preferred equity	-	-	-	-	-	-	-	-	-	(19)	(19)	-	(19)	(23)
Funds From Operations(3)	156	167	33	71	20	35	15	4	17	(153)	365	-	365	379
Less: adjusted sustaining capital expenditures(4)													(50)	(45)
Adjusted Funds From Operations(3)													315	334
Add: adjusted sustaining capital expenditures(4)													50	45
Add: cash portion of non-controlling interests(1)													275	200
Add: distributions to preferred limited partners													11	-
Depreciation and amortization													(593)	(472)
Unrealized financial instrument loss													(6)	(9)
Share of non-cash loss from equity-
accounted investments													(7)	(8)
Deferred income tax recovery													2	38
Other													(6)	(15)
Net income													41	113
Adjustments for non-cash items													577	390
Dividends received from equity accounted
investments													6	26
Changes in due to or from related parties													28	11
Net change in working capital balances													(118)	16
Cash flows from operating activities													534	556

(1)         In 2015, the sale of the 102 MW wind facility in California resulted in a gain of $53 million.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility, and is net of the cash portion of non-controlling interests.

(2)         In 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these agreements in exchange for compensation of $17 million.

(3)         Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(4)         Based on long-term sustaining capital expenditure plans.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

LONG-TERM DEBT AND CREDIT FACILITIES ON A PROPORTIONATE BASIS

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	Sep 30, 2016			Dec 31, 2015
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.7	6.7	$1,828	5.0	6.5	$1,373
Subsidiary borrowings
North America
United States	5.8	7.0	2,080	6.0	8.2	2,041
Canada	5.3	12.1	1,654	5.6	13.1	1,471
	5.6	9.3	3,734	5.8	10.2	3,512
Colombia	9.3	7.1	631	-	-	-
Europe	3.7	10.9	265	3.9	11.0	250
Brazil	10.3	10.7	237	9.8	11.3	207
	6.2	9.1	4,867	5.6	9.6	3,969
Credit facilities
Corporate credit facility	1.8	4.8	446	1.4	4.5	368
Total debt			$7,141			$5,710
Add: Unamortized premiums(1)			1			3
Less: Unamortized financing fees(1)			(46)			(40)
Brookfield Renewable's share			7,096			5,673
Non-controlling interests			3,309			1,665
As per IFRS Statements			$10,405			$7,338

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

The following table summarizes our undiscounted principal repayments on a proportionate basis as at September 30, 2016:

(MILLIONS)	Balance of 2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$36	$597	$291	$57	$146	$953	$2,080
Canada	17	49	51	50	300	1,187	1,654
	53	646	342	107	446	2,140	3,734
Colombia	2	25	30	92	31	451	631
Europe	18	18	19	21	23	166	265
Brazil	6	24	28	29	26	124	237
	79	713	419	249	526	2,881	4,867
Corporate borrowings and
credit facilities(1)	229	-	152	-	343	1,550	2,274
Equity-accounted investments	-	1	3	3	3	224	234
	$308	$714	$574	$252	$872	$4,655	$7,375

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $1 million and $46 million of unamortized premiums and deferred financing fees, respectively.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2016			2015				2014
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Generation (GWh) - LTA	9,345	10,951	9,044	6,369	5,459	7,199	6,516	5,770
Generation (GWh) - actual	7,522	8,792	9,029	6,117	4,992	6,400	5,823	5,839
Revenues	$580	$627	$674	$392	$337	$458	$441	$408
Adjusted EBITDA(1)	332	377	455	258	242	339	338	273
Funds From Operations(1)	73	105	187	88	80	146	153	116
Net (loss) income
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	3	(1)	27	8	37	10	14	(8)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	-
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(15)	(13)	20	(13)	(8)	8	14	14
Preferred equity	6	7	6	7	7	8	8	9
Preferred limited partners' equity	5	3	3	1	-	-	-	-
Limited partners' equity	(18)	(15)	23	(13)	(9)	9	15	16
	(19)	(19)	79	(10)	27	35	51	31
Basic and diluted (loss) earnings per LP Unit	(0.12)	(0.11)	0.16	(0.09)	(0.07)	0.07	0.10	0.11
Average LP Units outstanding (millions)	166.7	148.5	143.2	143.3	143.4	143.4	143.4	143.3
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	6	5	7	3	3	3	3	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	58	58	59	54	54	54	55	50
Preferred equity	6	7	6	7	7	8	8	9
Preferred limited partners' equity	5	3	3	1	-	-	-	-
Limited partners' equity	74	67	65	59	59	60	61	56

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Generation and Financial Review by Segments for the Three Months Ended September 30, 2016” and “Generation and Financial Review by Segments for the Nine Months Ended September 30, 2016”.

ADDITIONAL INFORMATION

Additional information, including our Form 20-F filed with the SEC and securities regulators in Canada, are available on our website at https://bep.brookfield.com on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

Subsequent eventS

On October 5, 2016 we completed financing associated with two wind facilities in Europe totaling 29 MW by securing £43 million ($55 million) of long-term debt, a £1 million ($1 million) working capital facility and a £2.5 million ($3 million) debt reserve facility. The long-term debt matures in 2035 and bears interest at the LIBOR plus a margin of 2.20% for the construction phase and reduces to a margin of 1.90% at the commencement of the operational phase.

In October 2016, Brookfield Renewable completed the anticipated syndication of a portion of its investment in Isagen, following which we hold an approximate 24% interest in the company, in line with our initial expectations.

On October 27, 2016, we drew R$98 million ($32 million) of a R$137 million ($44 million) financing with respect to a 25 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.18% and matures in 2037.

On October 31, 2016 we completed refinancing associated with a 150 MW wind portfolio in California. The debt comprises of $103 million 3.97% bonds and $109 million bank term loan with LIBOR plus 1.88% interest rate. The bonds and term loan mature in 2035 and 2034, respectively.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

cautionary statement regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility; counterparties to our contracts not fulfilling their obligations; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; the increasing amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; increased regulation of our operations; contracts, concessions and licenses expiring and not being renewed or replaced on similar terms; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures; dam failures and the costs of repairing such failures; force majeure events; uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our reliance on computerized business systems; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; our inability to effectively manage our foreign currency exposure; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities; the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over all our operations; our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield Asset Management’s key professionals; our relationship with, and our dependence on, Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; and risks related to changes in how Brookfield Asset Management elects to hold its ownership interests in the Partnership.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit used by other entities. We believe that Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and Funds From Operations per LP Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations nor Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations to net (loss) income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net (loss) income in Note 18 - Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                   Management’s Discussion and Analysis                                           September 30, 2016

GENERALINFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

https://bep.brookfield.com

Officers of Brookfield Renewable Partners L.P.’s Service Provider, BRP Energy Group L.P.

Richard Legault

Executive Group Chairman

Harry Goldgut

Group Chairman

Sachin Shah

Chief Executive Officer

Nicholas Goodman

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

NYSE: BEP (LP Units)

TSX:    BEP.UN (LP Units)

TSX:    BEP.PR.E (Preferred LP Units – Series 5)

TSX:    BEP.PR.G (Preferred LP Units – Series 7)

TSX:    BEP.PR.I (Preferred LP Units – Series 9)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.B (Preferred shares – Series 2)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2015 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
enquiries@brookfieldrenewable.com

NYSE:

BEP

TSX:

BEP.UN

https://bep.brookfield.com